June 2003

DEAR SHAREHOLDERS:

I welcome this opportunity to report on your company’s recent progress, which has prepared us to play a prominent role in what is now a rapidly developing commercial fuel cell industry.  Our leadership remains unchallenged in alkaline fuel technology, which is preferred by an increasing number of probable fuel cell power source users around the world.

Adding to our capabilities is the recent development by our Czech Republic subsidiary of a much-advanced fuel cell design called the POWERSTACK MC250 which is suitable for powering small vehicles, stationary electric energy sources for industry and a range of other applications.  This stack will be less costly to build, is smaller yet more than twice as powerful as its predecessor LABCELL version.  In initial tests here at headquarters, its performance has well exceeded its design specifications.  A complete fuel cell system, model E7 generator with 2.4 kW power for use in transportation and stationary applications, also is in development here.  These development efforts are being aided by a five million Kc (Czech crown) grant from the government of the Czech Republic awarded to the company last year.

Following our policy of seeking joint venture partners who can provide both capital and management resources for major fuel cell enterprises, Astris signed in February an agreement looking toward establishment of a new company to pursue the production and marketing of our fuel cells for the transportation industry.  Formal closing of this transaction awaits completion of our partner’s financing.

We have been contacted by more than a dozen foreign companies seeking fuel cells to power energy systems they are developing.  All of them have chosen alkaline technology as superior to proton exchange membrane (PEM) technology being developed by several North American companies.  The list includes firms from England, Scotland, Italy, Spain, Norway, Australia, New Zealand and India.

On the corporate front, a lawsuit seeking $l,942,579 from the company was dismissed last November, followed by the court’s award of costs to Astris.

Most recently, this month, the company engaged First Energy Advisors, Inc. to raise US$10 million in stages, to pursue commercialization of the POWERSTACK MC250 for varied international markets and the joint venture project in Montreal.

Your management believes the coming year holds great promise for accelerated growth of our company.  We appreciate your continued loyalty and support.

Respectfully submitted,

Jiri K. Nor

President